DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STRE[redacted]
LONDON [redacted]

15, AVENUE
75008

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6703
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

July 6, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure informing of the resignation of Mr. Fernando del Pino as director of Grupo Ferrovial S.A., which was filed with the CNMV on 29 June 2007.

If you have any questions, please do not hesitate to contact me at 212- 450-6703. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos / mp

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

Dlw 7/10

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

The Company's Board of Directors today accepted the resignation of Mr. Fernando del Pino y Calvo-Sotelo as a director of Grupo Ferrovial, S.A.

As disclosed by Mr. del Pino himself, his resignation is due to his separation from the family group that owns a stake in the capital of Grupo Ferrovial, S.A. indirectly, through Portman Baela, S.L.

Mr. Fernando del Pino and Calvo-Sotelo, who was appointed as a director in 1999, was classified as a Proprietary Director.

Madrid, 29 June 2007

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

END